[LETTERHEAD}
                            Silicon Valley Law Group

                               November 22, 2005


VIA FEDERAL EXPRESS; FILED VIA EDGAR - CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:	Michael Reedich, Esq.
	Division of Corporate Finance
	Mail Stop 6010

	Re: Human BioSystems
	    Registration Statement on Form SB-2
       	    File No. 333-128991

Dear Mr. Reedich:

On behalf of Human BioSystems, a California corporation (the "Company"), we have been authorized to present the following responses to that certain letter from the Staff dated October 25, 2005 (the "Comment Letter"), relating to the Company's Registration Statement on Form SB-2 (File No. 333-128991) (the "Registration Statement").

Concurrently herewith, the Company is filing with the Commission Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which also responds to the Comment Letter.

The Staff's comments have been set forth below in italics, and the following paragraphs have been numbered to correspond to the numeration of the Comment Letter.

We and our Chief Executive Officer are the subject of SEC and Justice Department proceedings for securities fraud.

1. You state, "the issues involved in this matter were resolved over two years ago to the full satisfaction of all investors." Please explain what this means. For example, were there restitution payments? If so, how much was repaid and to whom.

In June 2000, the Company undertook a rescission offer to those shareholders who had purchased shares of common stock and warrants in September 1999 and February 2000 private placements. The rescission offer was made due to the Company's alleged failure to adequately disclose a commission paid to an unlicensed broker in the private placements. Approximately 427,300 shares of common stock were sold in the two private placements for aggregate proceeds of $640,950.

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Holders of 222,900 shares of common stock accepted the rescission offer.  They were required to return their stock certificates and warrants to the Company.
The other shareholders elected not to rescind their stock purchases.    The
Company paid an aggregate of approximately $300,000 in cash to rescinding shareholders, but could not afford to pay the balance of the rescission offer in cash. The balance of the funds due to shareholders electing to rescind was represented by promissory notes from the Company, with interest at the rate of 10% per annum, payable upon the earlier of (i) one year from the date of the note or (ii) the Company's receipt of funding sufficient to permit repayment of the principal and interest on the notes.

In 2000 and 2001, holders of $67,500 in principal and interest in the above-referenced promissory notes elected to convert their notes to an aggregate of 206,700 shares of the Company's common stock. The remainder of the rescinding holders were paid in full in cash prior to December 31, 2002.

As all of the shareholders electing to rescind have now been paid in full (whether in cash or in shares of the Company's common stock), the Company believes that the issues raised by the alleged failure to disclose have been fully resolved. In addition, as the resolution was effected over two years ago, the Company does not believe that disclosure of the added information set forth above would be helpful to investors and therefore has not modified the disclosure in Amendment No. 1.

2. Please disclose when the deferred prosecution agreement was entered. Also, supplementally, provide us with a copy of your motion for a change of venue.

Pursuant to your request, we have modified the "Risk Factors" and "Legal Proceedings" sections of Amendment No. 1 to indicate that the deferred
prosecution agreement was entered into in January 2005.   Also pursuant to your
request, a copy of the Notion of Motion and Motion for Transfer of Venue (the "Motion") is enclosed in the copy of this letter to be sent via Federal Express as supplemental information. We have been informed by Mr. Masuda's counsel that the Motion was denied in October 2004, and have modified our disclosure accordingly.

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Liquidity and Capital Resources

3. We note the disclosure in the Liquidity subsection concerning your loan agreement with Mr. Ben David. Please explain in your filing why Mr. Ben David was given stock certificates in connection with the transaction. Your disclosure and the loan agreement appear to indicate that certificates representing the shares you were to issue to him upon funding the loan should have been placed in escrow. Further, please state whether or not the share certificates you gave him contained legends regarding share transfer.

Management of the Company has explained that a stock certificate was delivered to Mr. Ben David pursuant to the arrangement documented in the Loan Agreement
and Escrow Agreement between the Company and Mr. Ben David.   Pursuant to these
Agreements, a certificate representing the shares was delivered to Mr. Ben David to hold until funds for repayment of the Euro $2,300,000 loan were delivered to the escrow agent. The parties intended that when the loan funds were delivered by Mr. Ben David to the escrow agent, Mr. Ben David would also deliver the certificate to the escrow agent, and the escrow agent would disburse the funds
and the certificate to the appropriate parties.   The Company timely delivered
the certificate to Mr. Ben David, but he never delivered the funds to the escrow agent.

We have been informed by the Company that the certificate delivered to Mr. Ben David did contain a legend restricting transfer of the shares.

We have modified the disclosures regarding the Ben David transaction in the sections of the prospectus captioned "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources" and "Business - Background" to reflect the foregoing discussion.

4. Also as to the Ben David transaction, please state how many shares Mr. Ben David sold or transferred.

The Company does not currently know how many shares Mr. Ben David has sold or transferred. Prior to the Company's termination of the Loan Agreement in January 2005, it had permitted Ben David to exchange the original stock certificate for three certificates (one to Ben David and one to each of two of his affiliates, Geneva Equities and Shearson Foundation). After terminating the Loan Agreement, the Company requested the return of all three stock certificates. Ben David returned the one in his name (for an aggregate of 8,000,000 shares of common stock), but indicated that he no longer had the other two certificates. To date, the Company has not been able to secure the return of the other two certificates.

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5. As to the exchange offer, please state the number of shares to which the offer pertains [and the business and legal purposes for the offer]. Also, state as of the most recent practicable date the number of shares that have been tendered for exchange.

Pursuant to your request, we have modified the disclosure in the two above-referenced sections of the prospectus to provide this information.

6. Please state whether or not Mr. Ben David is or has been over the past two years an affiliate of the registrant or any of its current or former affiliates.

Pursuant to your request, we have modified the above-referenced disclosure in the "Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources" section of the prospectus to indicate that Mr. Ben David is not currently and has not been over the past two years, an affiliate of the Company or any of its current or former affiliates.

Principal Shareholders

7. We note your July 2004 sale of securities to Langley. We further note that Langley filed a report on Schedule 13G in July 2004 stating that it beneficially owned over 15% of your common stock. Please disclose Langley's ownership in the Principal Stockholders [sic] table.

Pursuant to your request, we have added Langley's ownership (currently calculated at approximately 11% of the Company's outstanding common stock) to the Principal Shareholders table.

Please contact me if you have any questions or comments regarding this response or Amendment No. 1 to the Registration Statement.


						Very truly yours,

						SILICON VALLEY LAW GROUP
						A Law Corporation

                                               /s/ Cathryn S. Gawne
					By:___________________________
					        Cathryn S. Gawne, Esq.
Enclosures

cc:  Mr. Harry Masuda

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